

Mail Stop 3561

November 17, 2009

Mr. Baldwin Yung
Chief Executive and Chief Financial Officer
Unilava Corp
353 Sacramento Street, Suite 1500
San Francisco, California 94111

> **Re: IWI Holding Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 13, 2006**
> **Forms 20-F/A for Fiscal Year Ended December 31, 2005**
> **Filed October 18, 2006, January 9, 2008 and January 23, 2008**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed July 11, 2007**
> **Forms 20-F/A for Fiscal Year Ended December 31, 2006**
> **Filed March 4, 2008 and October 7, 2009**
> **File No. 0-25108**

Dear Mr. Yung:

We have completed our review of your Forms 20-F and related filings and have no further comments at this time.

Sincerely,

William H. Thompson
Branch Chief